PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated August 6, 2010)	Registration No. No. 333-167012
DORAL FINANCIAL CORPORATION
91,986,097 Shares of Common Stock
     This prospectus supplement updates and supplements the prospectus dated August 6, 2010. This prospectus supplement should be read in conjunction with the accompanying prospectus, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the accompanying prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the accompanying prospectus or any supplements thereto. You should read both this prospectus supplement and the accompanying prospectus and any supplements thereto as well as any post-effective amendments to the registration statement of which this prospectus supplement and the accompanying prospectus form a part, together with the additional information described under “Where You Can Find More Information” in the accompany prospectus before you make any investment decision.
     See the “Risk Factors” section beginning on page 4 of the accompanying prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2010 for a discussion of certain risks that you should consider before investing in our common stock.
     The securities offered by this prospectus supplement and the accompanying prospectus are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
     This prospectus supplement and the accompanying prospectus relate to the potential resale from time to time by selling stockholders of shares of Doral Financial Corporation common stock, $0.01 par value per share.
     The selling stockholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the securities are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of the securities by the selling stockholders.
     We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement and the accompanying prospectus and we take no responsibility for any other information that others may give you. This prospectus supplement and the accompanying prospectus do not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.
The date of this prospectus supplement is August 10, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): August 5, 2010
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico (State or Other Jurisdiction of Incorporation)	001-31579 (Commission File Number)	66-0312162 (IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.
     On August 5, 2010, Doral Financial Corporation (the “Company”) entered into an Amendment No. 1 to the Securityholders and Registration Rights Agreement (the “Amendment”) with Doral Holdings Delaware, LLC (“Holdings”). A copy of the Amendment is attached hereto as Exhibit 10.1 and is incorporated herein by reference.
     Pursuant to the Amendment, the demand and piggyback registration rights of Holdings under the Securityholders and Registration Rights Agreement dated as of July 19, 2007 between the Company and Holdings were assigned to the limited partners of Doral Holdings L.P., the managing member of Holdings, in connection with the pending dissolution of Holdings and Doral Holdings L.P. pursuant to the Cooperation Agreement dated as of April 19, 2010 by and among the Company, Holdings, Doral Holdings L.P. and Doral GP Ltd.
     In addition, the Amendment provides that the Company will include all shares of common stock, par value $0.01 per share of the Company (the “Common Stock”) held by Holdings (or such lesser amount as requested by Holdings) in the resale registration statement prepared by the Company pursuant to the stock purchase agreement dated as of April 19, 2010 by and among the Company and the purchasers listed therein (the “Stock Purchase Agreement”) and that the Company shall keep such registration statement effective, subject to certain conditions, until the two-year anniversary of the Closing Date (as such term is defined in the Stock Purchase Agreement).

Item 9.01	Financial Statements and Exhibits.
     (d) Exhibits

10.1	Amendment No. 1 to Securityholders and Registration Rights Agreement.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: August 10, 2010	By:	/s/ Enrique R. Ubarri
		Name:	Enrique R. Ubarri
		Title:	Executive Vice President and General Counsel

2

Exhibit 10.1
Execution Copy
AMENDMENT NO. 1 TO THE
SECURITYHOLDERS AND
REGISTRATION RIGHTS AGREEMENT
               This AMENDMENT NO. 1, dated as of August 5, 2010 (this “Amendment No. 1”), to the SECURITYHOLDERS AND REGISTRATION RIGHTS AGREEMENT, dated as of July 19, 2007 (the “Agreement”) by and between Doral Holdings Delaware, LLC, a Delaware limited liability company (“Holdings”) and Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (the “Company”).
               WHEREAS, pursuant to a stock purchase agreement, dated as of April 19, 2010, by and among the Company and the purchasers named therein (the “Stock Purchase Agreement”), the Company sold (the “Offering”) $180 million of the Company’s Mandatory Convertible Non-Cumulative Non-Voting Convertible Preferred Stock, $1.00 par value and $1,000 liquidation preference per share (the “Preferred Stock”), which shares of Preferred Stock are mandatorily convertible into shares of common stock of the Company (the “Common Stock”) at an initial conversion price of $4.75 per share;
               WHEREAS, in connection with the Offering, the Company, Holdings, Doral Holdings, L.P. and Doral GP Ltd. entered into a cooperation agreement, dated as of April 19, 2010 (the “Cooperation Agreement”), pursuant to which, among other things, Holdings, Doral Holdings, L.P. and Doral GP Ltd. agreed that, subject to the occurrence of certain events, Holdings and Doral Holdings, L.P. will be dissolved and their assets distributed to their investors (the “Dissolution”); and
               WHEREAS, pursuant to the Cooperation Agreement, the Company and Holdings have agreed to enter into this Amendment No. 1 to address, among other things, the Dissolution and the registration of shares of Common Stock currently held by Holdings on a registration statement to be filed by the Company relating to (among other things) the shares of Common Stock issuable upon conversion of the Preferred Stock (the “Resale Registration Statement”).
               NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
               Section 1.1. Certain Defined Terms. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Agreement.

ARTICLE II
AMENDMENT TO AGREEMENT
               Section 2.1. Addition of Section 4.12. A new Section 4.12 shall be added to the Agreement as follows:
               Section 4.12 Registration of Common Stock on the Resale Registration Statement; Assignment.
               (a) The Company will include all Registrable Securities (as defined in the Stock Purchase Agreement) (or such lesser amount as is requested by Holdings) in the Resale Registration Statement to allow for resale of such shares by the direct or indirect investors in Holdings that receive such shares in the Dissolution (the “Holdings Investors”); provided that the use by the Holdings Investors of the Resale Registration Statement will be subject to the terms and conditions set forth in Section 5 of the Stock Purchase Agreement, including the Company’s ability to suspend its use of the Resale Registration Statement in accordance with the last paragraph of Section 5.1 of the Stock Purchase Agreement. Each Holdings Investor that includes shares of Common Stock in the Resale Registration Statement will be entitled to the benefit of all rights and privileges of Holders (as defined in the Stock Purchase Agreement) set forth in Section 5 of the Stock Purchase Agreement; provided, however, that, with respect to any shares included in the Resale Registration Statement by or on behalf of any Holdings Investor, clause (ii) of the definition of “Registrable Securities” contained in Section 5.1(a) of the Stock Purchase Agreement shall be deemed to read “on and after the two-year anniversary of the Closing Date or, if none, the Funding Date.” The provisions of this Section 4.12 shall not apply to any subsequent registration under this Agreement, with respect to which the other provisions of this Agreement shall control.
               (b) The Company agrees that the Holdings Investors are intended to be direct beneficiaries of this Section 4.12 and are entitled to enforce this Section 4.12 directly. The Company will enter into such additional instruments as are reasonably requested by Holdings to effect the grant to the Holdings Investors of all rights of Purchasers under Section 5 of the Stock Purchase Agreement, assign the benefits of this Section 4.12 to such investors and facilitate the inclusion by such investors of such shares in the Resale Registration Statement.
               Section 2.2. Amendment of Section 5.4. Section 5.4 is hereby amended by adding “who have executed the Joinder attached to this Agreement as Exhibit A” at the end of “by the Holders of a majority of the aggregate number of Registrable Shares then held by all Holders” in clause (ii) of the first sentence and in the second sentence.
               Section 2.3. Amendment of Section 5.7. Section 5.7 is hereby amended by adding the following sentence at the end thereof:
               Clause (x) of the preceding sentence may be satisfied by (without limitation) delivery to the Company by Holdings or the Holders’ Representative of a list of all Holdings

Investors, and any such Holdings Investor may at any time thereafter deliver the instrument required by clause (y) of the preceding sentence.
               Section 2.4. Addition of Section 5.12. A new Section 5.12 shall be added to the Agreement as follows:
               Section 5.12 Action by Holdings or the Holders’ Representative Following Dissolution. Following the consummation of the Dissolution, any action that would have been taken by Holdings or the Holders’ Representative under this Agreement shall be taken by, at the option of Holdings, either: (i) Irving Place Capital, as the initial identified designee of Holdings (or any other Holder subsequently identified by such initial or subsequent designee) rather than by Holdings; provided that in no event shall there be more than one designee of Holdings at any time; provided further that if Holdings has elected to rely on this clause (i), then at any time after such election and the dissolution of Holdings, the applicable designee may elect for clause (ii) of this Section 5.12 to apply instead of this clause (i); or (ii) the holders of a majority of the Registrable Securities who have executed the Joinder attached to this Agreement as Exhibit A.
ARTICLE III
MISCELLANEOUS
               Section 3.1. Continuing Effect; No Other Waivers or Amendments. Except as modified by this Amendment No. 1, the Agreement and all the covenants, agreements, terms, provisions and conditions thereof shall remain unchanged and in full force and effect.
               Section 3.2. Counterparts; Execution by Facsimile Signature. This Amendment No. 1 may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Amendment No. 1 may be executed by facsimile signature(s).
               Section 3.3. Governing Law. This Amendment No. 1 shall be governed in all respects by the laws of the State of New York, except to the extent required by mandatory provisions of the PRGCL.

               IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 as of the date first written above.

DORAL FINANCIAL CORPORATION
By:	/s/ Enrique R. Ubarri
	Name:	Enrique R. Ubarri
	Title:	Executive Vice President and General Counsel

DORAL HOLDINGS DELAWARE, LLC
By:	Doral Holdings L.P., its Managing Member

By:	Doral GP Ltd., its General Partner

By:	/s/ David E. King
	Name:	David E. King
	Title:	Director

[Amendment No. 1 Signature Page]